12g3-2(b) file number: 82-34841

antisense THERAPEUTICS

16 November 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

06018826

PROCESSED

DEC 0 1 2006

THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING NOV 2 7 2006 WASH, D.C. 213 SECTION

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX) and Australian Securities & Investments Commission (ASIC).

Date of Announcement/Lodgement	To:	Title	No of pages
3 November 2006	ASX	Appendix 3Y Change of Director's Interest Notice	2
9 November 2006	ASX	Appointment of new Company Secretary	1
10 November 2006	ASIC	Change to Company Details	2
13 November 2006	ASIC	Change to Company Details	2
13 November 2006	ASX	Share Placement to Overseas Institutional Investors	1
13 November 2006	ASX	Market Developments – Antisense Technology	1
13 November 2006	ASX	Appendix 3B New Issue announcement, application for quotation of additional securities and agreement	8
13 November 2006	ASX	Notice under section 708A(5)(e) of the *Corporation Act 2001*(Cth)	1

Dlw 11/29

15 November 2006	ASX	Notice under section 708A(5)(e) of the *Corporation Act 2001*(Cth)	1
15 November 2006	ASX	Appendix 3B New Issue announcement, application for quotation of additional securities and agreement	8

Yours sincerely

Mark Diamond
Managing Director

Encls.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ANTISENSE THERAPEUTICS LIMITED
ABN	41 095 060 745

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert W Moses
Date of last notice	24 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mrs Lorraine Sandra Moses, wife of Robert Moses, non-executive chairman of Antisense Therapeutics Limited, purchased ordinary shares in Antisense Therapeutics Limited.
Date of change	1 November 2006
No. of securities held prior to change	388,462 ordinary fully paid shares 125,000 options expiring 1/2/07 exercisable at 20 cents each
Class	Fully paid ordinary shares
Number acquired	500,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,000 (ie. 3 cents per share)

+ See chapter 19 for defined terms.

No. of securities held after change	888,462 ordinary fully paid shares 125,000 options expiring 1/2/07 exercisable at 20 cents each
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

antisense
THERAPEUTICS

9 November 2006

Appointment of new Company Secretary

The Board wishes to advise that Ms. Kathryn Andrews has retired from the role of Company Secretary and Chief Financial Officer of the Company effective today. The Board wishes to thank Kathryn for her dedication and considerable contribution over the past four years.

Mr. Phillip Hains has been appointed as Chief Financial Officer and Company Secretary. Mr. Hains is a Chartered Accountant operating a specialist public practice, The CFO Solution, focused on providing back office support, financial reporting and compliance systems for listed public companies.

Mark Diamond
Managing Director

Contact Information:
Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931

Australian Securities & Investments Commission

Electronic Lodgement

Document No. 7E0906406

Lodgement date/time: 10-11-2006 11:25:09
Reference Id: 74306426

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
ANTISENSE THERAPEUTICS LIMITED
Australian Company Number (ACN)
095 060 745

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Kathryn Jane Elizabeth ANDREWS

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Kathryn Jane Elizabeth ANDREWS
Capacity
Secretary
Signature

Date signed
10-11-2006

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Secretary - Appointment Date: 09-11-2006

The name of the appointed officeholder is:

Given names **Phillip Allen**

Family name **HAINS**

Birth Details

Date of Birth **12-11-1959**

City/town of Birth **Ferntree Gully**

State (if born in Australia) **Vic**

Country of Birth **Australia**

Residential Address

Address

15 Malcolm Court
RINGWOOD EAST VIC
Australia

Australian Securities & Investments Commission

Electronic Lodgement

Document No. 7E0908419

Lodgement date/time: 13-11-2006 13:06:05
Reference Id: 74313621

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
ANTISENSE THERAPEUTICS LIMITED
Australian Company Number (ACN)
095 060 745

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Mark DIAMOND

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Mark DIAMOND
Capacity
Director
Signature

Date signed
13-11-2006

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Secretary - Cessation Date: 09-11-2006

The name of the ceased officeholder is:

Given names **KATHRYN JANE ELIZABETH**

Family name **ANDREWS**

Birth Details

Date of Birth **10-04-1967**

City/town of Birth **MORRINSVILLE**

Country of Birth **NEW ZEALAND**

antisense
THERAPEUTICS

13 November 2006

SHARE PLACEMENT TO OVERSEAS INSTITUTIONAL INVESTORS

The Board of Antisense Therapeutics Limited (ASX: ANP) is pleased to advise that the Company has agreed to issue, through a private placement to Firebird Global Master Fund, a US/Cayman Islands based hedge fund and PowerOne Capital Markets Limited, a Canadian merchant bank, 69,000,000 ordinary fully paid new shares in ANP at 3 cents per share, which is slightly higher than the last closing price of 2.9 cents on the 10/11/2006, to raise $2.07 million. The new shares will rank equally with the Company's ordinary shares currently on issue.

The placement is subject to receipt of application monies from the investors, which is expected to occur by 14 November 2006.

Following this issue of new shares, ANP will have over $9 million in cash reserves.

As part of the placement, Firebird Global Master Fund, Ltd and Firebird Global Master Fund II, Ltd will become substantial shareholders in the Company - ANP and the Firebird Global Master Funds have agreed to a placement of 30,000,000 shares each, representing a total of 12.9% of the capital of the Company. ANP and PowerOne Capital Markets Limited have agreed to a placement for the remaining 9,000,000 shares.

The funds raised from this placement will provide the Company with additional working capital and an opportunity to further develop its product pipeline.

Antisense Therapeutics' CEO, Mark Diamond commented, "this new institutional investment is welcomed by Antisense Therapeutics as it demonstrates further support for our drug development programs, and in particular for the potential of our lead drug ATL1102 which is currently undergoing Phase IIa trials as a potential treatment for multiple sclerosis."

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS). ANP has entered into collaborative Agreements with Isis, a world leader in the field of antisense. The collaboration agreement with Isis provides Antisense Therapeutics with access to Isis' antisense drug discovery technology and manufacturing capabilities to develop and commercialise antisense drugs.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254
Media – Market Connect (Simon Watkin) +61 3 9686 9931

antisense THERAPEUTICS

13 November 2006

Market Developments – Antisense Technology

- **ISIS Pharmaceuticals Inc reports positive Phase 2 data on its 2nd generation antisense drug ISIS 301012**
- **Data provides further validation for 2nd generation antisense drug development programs**

Isis Pharmaceuticals, Inc. (Nasdaq: ISIS) announced new results from two Phase 2 clinical trials of its 2nd generation antisense drug, ISIS 301012 presented at the American Heart Association Annual Scientific Sessions in Chicago. In the first study reported, patients with high cholesterol on stable doses of statins were treated with ISIS 301012 for five weeks. Patients who received 300 mg/week of ISIS 301012 in this study achieved a 51% reduction in LDL-cholesterol (LDL-C), a 42% reduction in total cholesterol (TC), and a 41% reduction in triglycerides (TG) beyond the levels achieved with statins alone. Isis also presented new results from an ongoing study in which patients with high cholesterol were treated for three months with 300 mg/week of ISIS 301012 as a single agent. Data from this study for dose cohorts through 200 mg/week were previously reported. In this study, increasing the dose of ISIS 301012 to 300 mg/week further reduced atherogenic lipids, with improvements in LDL-C, TC and TG of 62%, 46% and 43%, respectively.

In addition, in these studies ISIS 301012 continued to demonstrate a strong safety profile -- as a single agent and when co-administered with statins -- in every dose cohort presented. The drug was well-tolerated in both studies.

Isis Pharmaceuticals Inc is a strategic technology partner and major shareholder of Antisense Therapeutics Limited. Antisense Therapeutics' lead compound, ATL1102, a 2nd generation antisense inhibitor for Multiple Sclerosis (MS), was in-licensed from Isis. ATL1102 is currently undergoing Phase 2a clinical trials in patients with MS.

The results reported by Isis Pharmaceuticals on ISIS 301012 provide important further validation of the successful clinical application of 2nd generation antisense drugs.

For further details regarding the results from Isis' Phase 2 clinical trial of ISIS 301012 refer to the announcement posted at www.isispharm.com.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

About Isis Pharmaceuticals, Inc
Isis is exploiting its expertise in RNA to discover and develop novel drugs for its product pipeline and for its partners. The Company has successfully commercialized the world's first antisense drug and has 14 drugs in development. Isis' drug development programs are aimed at treating cardiovascular, metabolic and inflammatory diseases. Isis' partners are focused in disease areas such as ocular, viral and neurodegenerative diseases, and cancer. In its Ibis Biosciences(TM) division, Isis is developing and commercializing the Ibis T5000(TM) Biosensor System, a revolutionary system to identify infectious organisms. As an innovator in RNA-based drug discovery and development, Isis is the owner or exclusive licensee of approximately 1,500 issued patents worldwide. Additional information about Isis is available at www.isispharm.com.

Contact Information:
Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254
Media – Market Connect (Simon Watkin) +61 3 9686 9931

2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ANTISENSE THERAPEUTICS LIMITED

ABN

41 095 060 745

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (ANP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

ME_70179349_1 (W2003)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes N/A
5	Issue price or consideration	60,000,000 at $0.03 per ordinary share amounting to a total consideration of $1,800,000.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share placement to professional investors issuing 60,000,000 fully paid ordinary shares at $0.03 per share. The majority of the funds raised will be used by the Company to assist with the costs associated with its continued development of its product pipeline.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 November 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
524,352,499	Ordinary shares (ANP)
91,459,525	Options (ANPO)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,000,000	Options expiring 30 November 2006 exercisable at 20 cents each (ANPAO)
		5,050,000	Options expiring 27 June 2013 exercisable at 7.2 cents each (ANPAS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Mark Diamond Date: 13 November 2006
Managing Director

Print name: Mark Diamond

== == == == ==

antisense THERAPEUTICS

13 November 2006

Notice under section 708A(5)(e) of the *Corporations Act 2001* (Cth)

Issuer: Antisense Therapeutics Limited ABN 41 095 060 745

Details of the issue of securities

Class of securities	Ordinary
ASX Code of the securities	ANP
Date of the issue	13 November 2006
Total number of securities issued	60,000,000

Notice

1. Antisense Therapeutics Limited gives ASX (as the relevant market operator) notice relating to the issue of securities identified above.

2. This notice is given under paragraph 5(e) of section 708A of the *Corporations Act 2001* (Cth).

3. Antisense Therapeutics Limited issued the securities identified above without disclosure to investors under Part 6D.2 of the *Corporations Act 2001* (Cth).

4. As at the date of this notice, Antisense Therapeutics Limited has complied with:

   (a) the provisions of Chapter 2M of the *Corporations Act 2001* (Cth) as they apply to it; and

   (b) section 674 of the *Corporations Act 2001* (Cth).

5. There is no excluded information (as defined in section 708A(7) of the *Corporations Act 2001* (Cth)) as at the date of this notice.

Signed for and on behalf of Antisense Therapeutics Limited

Mark Diamond
Managing Director

antisense THERAPEUTICS

15 November 2006

Notice under section 708A(5)(e) of the *Corporations Act 2001* (Cth)

Issuer: Antisense Therapeutics Limited ABN 41 095 060 745

Details of the issue of securities

Class of securities	Ordinary
ASX Code of the securities	ANP
Date of the issue	15 November 2006
Total number of securities issued	9,000,000

Notice

1. Antisense Therapeutics Limited gives ASX (as the relevant market operator) notice relating to the issue of securities identified above.

2. This notice is given under paragraph 5(e) of section 708A of the *Corporations Act 2001* (Cth).

3. Antisense Therapeutics Limited issued the securities identified above without disclosure to investors under Part 6D.2 of the *Corporations Act 2001* (Cth).

4. As at the date of this notice, Antisense Therapeutics Limited has complied with:

   (a) the provisions of Chapter 2M of the *Corporations Act 2001* (Cth) as they apply to it; and

   (b) section 674 of the *Corporations Act 2001* (Cth).

5. There is no excluded information (as defined in section 708A(7) of the *Corporations Act 2001* (Cth)) as at the date of this notice.

Signed for and on behalf of Antisense Therapeutics Limited

Mark Diamond
Managing Director

2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ANTISENSE THERAPEUTICS LIMITED

ABN

41 095 060 745

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (ANP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes
	If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	9,000,000 at $0.03 per ordinary share amounting to a total consideration of $270,000.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share placement to a professional investor issuing 9,000,000 fully paid ordinary shares at $0.03 per share. The majority of the funds raised will be used by the Company to assist with the costs associated with its continued development of its product pipeline.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 November 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
533,352,499	Ordinary shares (ANP)
91,459,525	Options (ANPO)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,000,000	Options expiring 30 November 2006 exercisable at 20 cents each (ANPAO)
		5,050,000	Options expiring 27 June 2013 exercisable at 7.2 cents each (ANPAS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

+ See chapter 19 for defined terms.

ME_70179349_1 (W2003)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Mark Diamond Date: 15 November 2006
Managing Director

Print name:

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